UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Medusa Style Corporation (Name of Issuer)
common stock (Title of Class of Securities)
585077 10 0 (CUSIP Number)
Conrad Lysiak Metropolitan Financial Center 601 West First Avenue, Suite 503 Spokane, WA 99201 509-624-1475 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 10, 2002 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 585077 10 0

1.	Names of Reporting Persons. Yin S. Gertner I.R.S. Identification No. n/a

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 14.29

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

         The title of the class of security this statement relates to is the common stock of Medusa Style Corporation.(a Nevada Corporation), 00001 par value. The principal executive offices are located at Suite 210-580 Hornby Street, Vancouver, B.C. V6C 3B6

Item 2. Identity and Background.

(a)	Name: Yin S. Gertner

(b)	Residence or business address: 8388 Ash Street Vancouver, B.C. V6P 6L2

(c)	Present Principal Occupation or Employment: Consultant CEHO Designs Ltd. 8388 Ash Street Vancouver, B.C. V6P 6L2

(d)	Criminal Conviction: Ms. Gertner has not been convicted in any criminal proceeding (excluding traffic or similar misdemeanors.)

(e)

Court or Administrative Proceedings:  Court or Administrative Proceedings: Ms. Gertner has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order.

(f)	Citizenship: Canadian

Item 3. Source and Amount of Funds or Other Consideration: Ms. Gertner acquired 1,000,000 common shares of Medusa Style Corporation for $10.00

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

The shares were acquired for investment purposes only.
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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
n/a
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
n/a
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
n/a
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
n/a
(e) Any material change in the present capitalization or dividend policy of the issuer;
n/a
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

n/a
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
n/a
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

n/a
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
n/a
(j) Any action similar to any of those enumerated above.
n/a

Item 5. Interest in Securities of the Issuer.

(a)	Ms. Gertner beneficially owns a total of 1,000,000 shares of the Issuer's common stock which comprises of 14.29% of the Issuer's total issued and outstanding shares.

(b)	Yin Gertner has sole voting and dispositive power as to the 1,000,000 shares she owns directly.

(c)	n/a

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	n/a

(e)	n/a

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
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Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2003
Yin Gertner
By:	/s/ Yin Gertner Yin Gertner
Title:	Director

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